SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



For the month of: February 2003



                               Given Imaging Ltd.
               (Exact name of registrant as specified in charter)



                    2 Ha'Carmel Street, Yoqneam 20692, Israel
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                        ---


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No   X
                                 ---                     ---

                               Given Imaging Ltd.


The following exhibits are filed as part of this Form 6-K:


Exhibit           Description


A.        Press  release  dated  February  12,  2003  entitled   "Given  Imaging
          Announces Fourth Quarter and Year End 2002 Results."

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               GIVEN IMAGING LTD.


Date: February 18, 2003        By: /s/ Zvi Ben David
                                   ---------------------------
                                   Name:   Zvi Ben David
                                   Title:  Vice President and
                                           Chief Financial Officer